    OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden

hours per response 6.2

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2005

Commission File Number:  000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. Material change reports and news releases, NR 05-01, MC and NR 05-02, MC and NR 05-03

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: January 11, 2005 TSX Venture Exchange: CMD Shares Issued: 30,757,590 News Release #05-01

Drilling Commences on Despinassy Gold Project, Quebec

Joint Venture partners Commander Resources Ltd. (TSX.V: CMD) and Alto Ventures Ltd. (TSX.V: ATV) are pleased to announce the commencement of a planned 5,000 metre drill program on the Despinassy gold property, located approximately 75 kilometres north of Val D’Or, Quebec in the Abitibi greenstone belt.

From 1998 to 2001, Cameco Corporation (“Cameco”), the previous operator, intersected several zones of mineralization with assays up to 26.1 grams gold per tonne over 3.1 metres and thicker intervals with grades greater than 5 grams gold per tonne over 9.7 metres.  The principal objective of this program is to initiate definition of this inferred resource at shallow depths, through infill drilling of gold zones discovered during that time.

Gold mineralization has been intersected by drilling over a 5 kilometre strike length within an intensely altered shear corridor traceable for 10 kilometres across the Despinassy property.  A second objective of the initial program will be testing of several Gradient IP anomalies that were identified along the shear system by a geophysical program conducted in the fall of 2004.

The property is owned under a Joint Venture Agreement between Cameco (70%) and Commander (30%). Alto is acquiring Cameco’s 70% interest in the Joint Venture and is the operator. Under the terms of an Agreement with Alto, Commander’s interest will be carried for the first $500,000 of the planned program.  Mike Koziol, P.Geo., P.Eng., Alto’s Vice President of Exploration is the qualified person supervising the drill program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada including an emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

January 21, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

January 21, 2005

Vancouver Stockwatch

Market News Publishing Inc.

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. has acquired title to 265 claim units covering porphyry style copper-gold and copper-molybdenum targets in north-central British Columbia.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-02, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of January, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: January 21, 2005 TSX Venture Exchange: CMD Shares Issued: 30,757,590 News Release #05-02

SIX NEW PORPHYRY Cu-Au-Mo PROPERTIES ACQUIRED IN BRITISH COLUMBIA

COMMANDER RESOURCES LTD. (CMD-TSX Venture) has recently acquired B.C. Mineral Title to 265 claim units covering porphyry style copper-gold and copper-molybdenum targets in north-central British Columbia.  The target areas were developed from the Company’s extensive database of exploration work completed by Union Miniere Exploration (UMEX) in the 1970’s and purchased by Commander Resource’s predecessor company, Major General Resources Ltd. The claims were acquired through British Columbia’s new on-line staking system launched on January 12, 2005.

A total of seven claim groups covering over 4700 hectares (11,600 acres) were acquired in the central Omineca Mining district about 100km south of the Kemess Gold-Copper Mine.  The prospects are summarized below.

Commander’s 140 unit ABE copper-gold property was extended by 56 units to cover a number of molybdenum occurrences in quartz monzonite as well as a large molybdenum soil anomaly.  A recent rock chip sample collected in mid 2004 from one of the prospects assayed 0.25% MoS2.

Other molybdenite occurrences and stream/soil anomalies were covered by the new HAL and TUT4 claims of 24 units each.

Porphyry copper-gold prospects consisting of mineralized showings in strong soil anomalies were covered by the 24 unit ATEN claims and the 48 unit MATE claims.  Previous sampling on the MATE claims contained values up to 3.1% Cu and 1.4 g/t Au while rock samples collected from prior work on the ATEN claims returned values up to 1.8% Cu with 0.1 g/t Au.

The new 70 unit TUT property covers the headwaters of three creeks containing historical copper-molybdenum silt anomalies as well as a small copper showing.

At Commander’s PAL property, 25 units were added to the 80 unit property to cover possible extensions of strong Induced Polarization (I.P.) anomalies off the claims.  The I.P. anomalies are associated with a large copper soil anomaly containing scattered gold values.

Commander now controls eight claim groups covering over 11,000 hectares in the highly prospective Quesnel porphyry belt of central British Columbia.  Each property has porphyry style copper-gold or copper molybdenum targets, some of which are drill-ready.

The district is serviced by an extensive mining road; most of the Company’s claims are located 2 to 10 kilometres from this road or active logging roads.

Details of the properties with maps and target areas will be shown on the Company’s website in the near future.

To get more information, visit the Company booth at the up-coming Gold Show and Cordilleran Roundup in Vancouver, January 23 to 27.

Bernard Kahlert, PGeo is the Qualified Person under NI-43-101 responsible for the contents of this news release.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh

President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

January 25, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

January 25, 2005

Vancouver Stockwatch

Market News Publishing Inc.

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. reports that the Board of Directors approved a grant of 50,000 stock options to an employee under the Company’s stock option plan.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-03, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of February, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: January 25, 2005 TSX Venture Exchange: CMD Shares Issued: 30,757,590 News Release #05-03

COMMANDER RESOURCES LTD. (CMD-TSX Venture) reports that the Board of Directors approved a grant of 50,000 stock options to an employee under the Company’s stock option plan. The options are exercisable for three years at $0.34 per share and are subject to the policies of the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh

President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: February 7, 2005

/s/  Kenneth E. Leigh

By:___________________________

      Kenneth E. Leigh, President